SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated June 10, 2010

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex”)
8 King Street East
Suite 1201
Toronto, Ontario
M5C 1B5

Item 2	Date of Material Change

June 9, 2010

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire, Incorporated on June 9, 2010 and is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

On June 9, 2010, Crystallex announced that it has entered into a bought deal agreement with a syndicate of underwriters, which will purchase 70,000,000 units (“Units”) of Crystallex at a price of C$0.50 per Unit for gross proceeds of C$35,000,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As item 4 above.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Robert Crombie
President
Telephone: 416.203.2448

Item 9	Date of Report

June 10, 2010

Schedule "A"

For Immediate Release	June 9, 2010

Crystallex International Announces CDN$35,000,000 Bought Deal Financing

TORONTO, ONTARIO, June 9, 2010 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) (“Crystallex” or the “Company”) announced today it has entered into an agreement with a syndicate of underwriters (“the Underwriters”). Under the agreement, the syndicate has agreed to purchase, on a bought deal basis, 70,000,000 units (the “Units”), each Unit comprised of one common share (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”) of the Company, at a price of CDN$0.50 per Unit (the “Offering Price”) for gross proceeds to Crystallex of CDN$35,000,000. Each Warrant will entitle the holder to acquire one Common Share at a price of CDN$0.70 for a period of one year following the date of issue.

The Company will grant the Underwriters an over-allotment option to purchase additional Units, Common Shares and/or Warrants, equal to, in the aggregate, 15% of the total number of Units sold pursuant to the offering, exercisable with respect to the Units at the Offering Price and with respect to Common Shares and Warrants at the price allocated to such Common Shares and Warrants in the Final Prospectus, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the offering. If this option is exercised in full, the gross proceeds to Crystallex will be CDN$40,250,000.

The Company expects to file a Canadian Preliminary Short Form Prospectus with the applicable securities regulatory authorities on June 14, 2010.

The net proceeds from the offering are intended to be used for Las Cristinas project related expenses, debt service and for general working capital purposes.

The offering is subject to certain customary conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange, the NYSE Amex and the applicable securities regulatory authorities. The offering is expected to close on or about June 30, 2010.

 This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

* * *

Contacts:
Investor Relations Contact:
Crystallex International Corporation
Richard Marshall, VP
(800) 738-1577
info@crystallex.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 10, 2010	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer